

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 31, 2008

Joanne Solomon
Chief Financial Officer
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85286

> **RE:**   **Amkor Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 000-29472**

Dear Ms. Solomon:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant